                                                             EXHIBIT (a)(5)(vii)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

ROBERT L. KOHLS and LOUISE A.       )
KOHLS,                              )
               Plaintiffs,          )
  v.                                )     Civil Action No. 17762-NC
                                    )
ANGUS M. DUTHIE, MARK D.            )
LERDAL, GERALD R. ALDERSON,         )
CHARLES CHRISTENSON,                )
GERALD R. MORGAN, JR.,              )
MICHAEL D. WINN, and                )
KENETECH CORPORATION,               )
                                    )
               Defendants.          )


                              MEMORANDUM OPINION

                          Submitted: December 5, 2000
                          Decided: December 11, 2000

Edward M. McNally, Esquire (argued) James W. Semple, Esquire, and Stephanie M. Tarabicos, Esquire, MORRIS, JAMES, HITCHENS & WILLIAMS LLP, Wilmington, Delaware, Attorneys for Plaintiffs.

Charles F. Richards, Jr., Esquire (argued), Raymond J. DiCamillo, Esquire and J. Travis Laster, Esquire, RICHARDS, LAYTON & FINGER, Wilmington, Delaware, Attorneys for Defendants.

Todd C. Schiltz, Esquire, WOLF, BLOCK, SCHORR & SOLIS-COHEN, LLP, Wilmington, Delaware, Attorneys for Nominal Defendant.

LAMB, Vice Chancellor

                               I.   INTRODUCTION

     This is an application for a preliminary injunction against a management buy-out transaction being sponsored by a third-party venture capital fund. The corporation's CEO, who owns 35 percent of the common stock, has agreed to participate in the buyout by contributing his shares to the purchaser in exchange for a portion of its equity. The transaction was negotiated by a Special Committee of outside directors that was advised by independent legal and financial experts, and is subject to a condition that 85 percent of the corporation's shares owned by persons other than the participating CEO must be tendered in the first-step tender offer. Ordinarily, in the absence of some other circumstance, my review of the proposed transaction would be under the deferential business judgment standard.

     Plaintiffs argue that the disclosures made in connection with the proposed transaction are deficient and that elements of the valuation work performed on behalf of the Special Committee are materially in error. Plaintiffs' main line of attack, however, stems from the fact that, if the transaction succeeds, they will lose standing to continue pursuing a derivative claim seeking the cancelation of the very shares of stock the CEO is using to finance his participation in the transaction. Moreover, they suspect and urge me to accept as true that the buyout transaction was conceived in reaction to my recent decision denying a motion to dismiss the derivative claim. Finally, they argue that because one member of the two-person Special Committee is also a defendant in the derivative litigation, that committee's work was tainted by his self-interest in seeing an end to the litigation.

For these reasons, they urge me to review the transaction under the more rigorous entire fairness standard.

     The derivative litigation and the effect of the proposed transaction on it do not materially influence my decision on this motion. Those considerations are, I am led to conclude, essentially red herrings. Admittedly, if the derivative action were to succeed, it would substantially and negatively affect the fortunes of the CEO and would also substantially and positively affect the other stockholders. Nevertheless, the record on this motion establishes two things that lead me to discount its significance. First, the evidence now in the record strongly suggests that the likelihood of success on the merits of the derivative claim is remote. Second, even if that litigation were to succeed, it would be unlikely to result in adverse consequences to anyone other than the CEO. Thus, I am unable to agree with plaintiffs' argument that the work of the Special Committee is tainted with self-interest merely because one of its members is named as a defendant on the derivative claim.

     Rather, I am persuaded from my review of the record and consideration of the issues raised by the parties that the transaction is one which the stockholders of the corporation should be able to accept or not, as they choose. The price offered is at a substantial premium to the pre-existing market. And no other proposal has emerged notwithstanding both the corporation's substantial effort to secure a suitable transaction and the accommodating terms of the merger agreement that would permit the board of directors to respond to any competing bid.

                            II.   FACTUAL BACKGROUND

     For a more detailed understanding of certain aspects of the background of the present controversy, the reader is directed to the memorandum opinion denying defendants' motion to dismiss the derivative claim in this action,/1/ to then-Vice Chancellor Steele's opinions in the Quadrangle cases,/2/ and to the memorandum opinion dismissing the complaint in Kohls v. Kenetech,/3/ a related class-action involving preferred equity rights in Kenetech.

A. Kenetech's Liquidity Crisis

     Kenetech Corporation ("Kenetech") is a small publicly traded company, operating largely in the electric utility market. All of the individual defendants in this action are current or former Kenetech directors. Defendants Alderson, Duthie and Christenson were directors in 1997, when certain events relevant to this matter occurred. Of these three, only Christenson remains on the board. Defendants Winn and Morgan currently serve.

     In the mid-1990s, Kenetech faced a serious liquidity crisis when its largest wholly-owned subsidiary, Kenetech Windpower, Inc. ("KWI"), was forced to file

____________________

     /1/ Kohls v. Duthie, Del. Ch., C.A. No. 17762, Lamb, V.C. (July 26, 2000). /2/ Quadrangle Offshore (Cayman) LLC v. Kenetech Corp., Del. Ch., C.A. No.
16362, Steele, V.C. (Oct. 21, 1998) (denying defendants' motion to dismiss) and Del. Ch., C.A. No. 16362, Steele, V.C. (Oct. 13, 1999), aff'd, Del. Supr., 751
A.2d 878 (2000) (ORDER).
     /3/  Del. Ch., C.A. No. 17763, Lamb, V.C. (July 26, 2000).

for bankruptcy protection. In response, Kenetech began selling assets and reducing its staff size. In 1996, Kenetech defaulted on $99 million of its senior secured notes ("Senior Notes")/4/ and on the payment of dividends on its preferred stock.

     By 1997, Kenetech's most significant remaining asset was a 50 percent interest in a Puerto Rican utility project known as EcoElectrica, L.P. ("EcoElectrica"), the sale of which Kenetech consummated after securing construction financing. Despite management's expectations that Kenetech would have to file for bankruptcy even with the sale of the EcoElectrica interest, Kenetech sold its interest for $247 million (cash and assumption of debt), satisfying and discharging the Senior Notes.

     Using Net Operating Losses ("NOLs") stemming from the bankruptcy of KWI, Kenetech was able to offset the taxable gains generated by the sale of the EcoElectrica interest, essentially allowing Kenetech to take the gain "tax free." To protect against the risk that the IRS disagreed with its tax filing position, Kenetech established a $33.9 million balance sheet reserve ("contingent tax liability reserve") on the advice of Arthur Andersen and KPMG tax professionals. In a later period, this reserve was reduced to $10.3 million.


________________________

     /4/ In December 1992, Kenetech had issued $100 million of 12.75 percent Senior Notes, scheduled to mature in 2002 and with interest due biannually.

     While Kenetech had weathered its serious liquidity crisis, it did so only by selling most of its operating assets and firing most of its employees. Because of its small equity capitalization and lack of access to financial markets, Kenetech publicly announced in March 1999 its intention to explore strategic alternatives, including going private or seeking a merger or acquisition partners. Kenetech then contacted a large number of consultants and investment bankers to develop a plan for its future./5/ Furthermore, the board formally determined at its October 15, 1999 meeting that it would "engage an investment banking firm to explore all possible strategic alternatives," and at least three presentations were made at different board meetings prior to April 20, 2000/6/ regarding potential strategic alternatives.

B. The Derivative Litigation

     In October 1997, Mark Lerdal, president and chief executive officer of Kenetech, was approached by Mark Laskow of The Hillman Company ("Hillman"), the owner of nearly a third of Kenetech's common shares. Laskow told Lerdal that Hillman planned to sell its shares by year-end in order to take a tax loss in 1997. Laskow asked Lerdal if he knew of anyone who might be willing to

__________________________

     /5/ These included Arthur Andersen, PriceWaterhouseCoopers, Salomon Smith Barney, Legg Mason, Hagler Bailey, Texas Pacific Group, Blum Capital, Granite Holdings, ING Bank, CIBC, Apollo Advisors, Thomas Weisel, Entegrity Partners, Bank America Securities, Credit Suisse First Boston, Rockport Partners, Robertson Stephens, the Gordian Group, and ILC.
     /6/ Defendants' motion to dismiss the complaint in the derivative action in Kohls v. Duthie was argued before me on this date, and I indicated from the bench that plaintiffs' complaint would sustain defendants' motion to dismiss. Logically, this is the cut-off for when plaintiffs claim that Kenetech's board developed an intent to pursue a merger for the sole purpose of depriving the Kohlses standing to pursue this derivative action.

pay a meaningful amount for the stock. Laskow also told Lerdal that Hillman would, as a last resort, sell its shares at a nominal price and asked if Lerdal might be interested in purchasing them. Lerdal said he would be. The record also reflects that, either in this initial conversation or at a later time, Lerdal and Laskow discussed whether Kenetech could buy the shares and, apparently, agreed that it could not due to its several financial defaults and its apparent capital impairment. Moreover, Laskow's deposition testimony is that Hillman did not offer the shares to Kenetech and would not have sold them to it because Hillman's primary objective was to make a sale without risk of its later being undone. As Laskow testified at pages 49-50 of his deposition:

     I never offered to sell Hillman's shares . . . to Kenetech. Because Kenetech was prohibited from purchasing its common stock, any purchase . . . would be subject to challenge. Any successful challenge may have resulted in rescission of the transaction. In addition, in the event that Kenetech filed for bankruptcy, it was possible that the transaction could be set aside . . . I was unwilling to subject Hillman to the risk that a sale of the shares . . . would be rescinded or otherwise set aside.

Defendant Angus Duthie also learned of Hillman's plans to sell its shares from a different Hillman representative. Duthie forwarded this information to Lerdal.

     The record now shows that, after receiving Laskow's call in October 1997, Lerdal discussed the potential share purchase with various people, including Kenetech's general counsel, his personal counsel, Kenetech's outside corporate counsel, Ronald Fein, Esquire, and a partner at Arthur Andersen who provides tax advice to Kenetech. Fein's deposition testimony supports a conclusion that he and

Lerdal thoroughly explored the legal ramifications of Laskow's call, the possibility that Kenetech could purchase the Hillman shares, and the fiduciary duty implications of Laskow buying the shares himself. These conversations appear to have reinforced the conclusion that a repurchase by Kenetech, even if Hillman would agree to consider such a transaction, would violate both the note indenture for the Senior Notes and the certificate of designations of the preferred stock. Additionally, Kenetech was precluded from repurchasing any of its own capital stock by Section 160 of the Delaware General Corporation Law that prohibits the repurchase of a corporation's own shares "when the capital of the corporation is impaired or when such purchase or redemption would cause impairment of the capital of the corporation." On an historic book value basis, Kenetech's capital was substantially impaired.

     Laskow called Lerdal again around December 15, 1997 and told him that Hillman had not found a buyer for its shares. He offered to sell Lerdal the stock for either $1,000 or $5,000. Naturally, Lerdal chose to pay $ 1,000 for the 12.8 million shares, and the transaction closed December 29, 1997.

     This transaction forms the core basis of plaintiffs' claim that Lerdal usurped a corporate opportunity. The complaint alleges that the timing of this purchase by Lerdal renders the transaction suspect. Allegedly, Lerdal knew that construction financing for the EcoElectrica, project was close at hand and that, once such financing became available, Kenetech "would be able to sell its interest in EcoElectrica, pay off all of its debts, and make a handsome profit." It is also alleged that the other apparent obstacles to Kenetech repurchasing its own shares could have been overcome.

     The derivative action was filed on February 3, 2000 and seeks the cancelation of Lerdal's shares. The complaint alleges that, at the time of filing, the shares acquired by Lerdal for $1,000 were worth over $8.2 million. In the context of the current transaction, in which $1.04 is being offered for each share of Kenetech common stock, Lerdal's shares are worth even more.

     The defendants moved to dismiss the derivative complaint both for failure to make a pre-suit demand on the Kenetech board of directors and for failure to state a claim for relief. At the conclusion of oral argument on May 31, 2000, I informed counsel that I was likely to rule that that demand was excused under Court of Chancery Rule 23.1 and that the complaint stated a claim upon which relief may be granted. My written decision denying the motion to dismiss was issued on July 26, 2000. Central to my decision on the Rule 23.1 motion was the conclusion that, based on the well-pleaded allegations of the complaint, Christenson was "conflicted" for the purpose of considering a demand. Thus, because half of the current board (i.e. Christenson and Lerdal) were "conflicted," demand was excused.

C. The ValueAct Merger Proposal

     In June 2000, Jeffrey Ubben of the venture capital fund, ValueAct Capital Partners, L.P., approached Lerdal with the possibility of taking Kenetech private.

Ubben was personally familiar with Lerdal and with Kenetech's search for strategic alternatives./7/

     1.   Creation of the Special Committee
          ---------------------------------

     Lerdal reported Ubben's contact at a special board meeting held on June 21, 2000. The board decided to pursue the possibility of a ValueAct transaction and, by June 29, a confidentiality agreement was reached between ValueAct and Kenetech. Shortly thereafter, Ubben raised with Lerdal the possibility that Lerdal should take an equity position in the purchaser by contributing his Kenetech shares. Lerdal informed the Kenetech board of this development at a July 5 meeting of the directors. Lerdal then withdrew from the meeting and the remaining directors decided to create a Special Committee for the purpose of evaluating any offers from ValueAct. The resolution creating the committee delegated to it broad powers to control the negotiation of a transaction, including the power to "say no." The resolution also provided that the board would not recommend or approve any transaction not first recommended by the Special Committee. Finally, the resolution gave the Special Committee full power to retain independent legal and financial advisors and complete access to the corporation's informational resources and personnel.

________________________

     /7/ Of course, the Kohlses are suspicious about the timing of these events and characterize the ValueAct proposition as "a solution to the threat presented by the corporate opportunity litigation." Defendant's respond that the possibility of a cash-out transaction had been considered prior to April 2000, but that the ongoing Quadrangle litigation had discouraged any business combination with Kenetech.

     The Special Committee was, at first, comprised of all of the Kenetech directors other than Lerdal--Michael D. Winn, Gerald R. Morgan, Jr., and Charles Christenson. Winn, who became chairperson of the Special Committee, is the president, sole stockholder, and a director of Terrasearch, Inc., a financial consulting company, which has a substantial consulting arrangement with Kenetech. Morgan is the chief operating officer of Francisco Partners, L.P., a then-$1.3 billion fund that Kenetech agreed to invest $5 million in over a period of six years. Morgan also has other personal connections with Lerdal that plaintiffs argue deprive him of his independence. Christenson, a director of Kenetech since 1980, is a professor emeritus at the Harvard Business School and a director of at least one other public corporation. Christenson (but not Winn or Morgan) was on the Kenetech board at the time of Lerdal's acquisition of the Hillman shares and is named as a defendant in the derivative claim.

     The Special Committee met on July 5, 2000, immediately after its creation, and next met on August 17 for the purpose of hiring the Wilmington, Delaware law firm of Potter, Andersen & Corroon, L.L.P. ("Potter"). The committee also discussed the need to hire a financial advisor and discussed several possible candidates. Defendants say that, at this meeting, Christenson raised the issue of his status as a defendant in the derivative litigation. Potter advised him and the Special Committee that, due to the weakness of the merits of the derivative claim, Christenson's status as a defendant in that action did not preclude his service on the committee. At the end of the August 17 meeting, Winn resigned from the

Special Committee to avoid any appearance of impropriety arising from the Terrrasearch/Kenetech consulting relationship and other potential business dealings between Winn and Kenetech. Christenson took his place as chairman of the committee.

     2.   Negotiations with ValueAct
          --------------------------

     On August 23, ValueAct made an offer priced at $0.95 per share to close before December 31, 2000./8/ The proposed structure was a two-step transaction with a first-step cash tender offer for any and all shares followed by a second-step freeze-out merger on the same payment terms. This structure is the same as that in the proposed transaction.

     On August 24, the Special Committee retained Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to assist in evaluating the ValueAct proposal and negotiating a transaction. On September 1, the Special Committee retained the law firm of Morrison & Foerster regarding issues of federal securities law and California state law. Plaintiffs do not attack the independence of any of the Special Committee's legal or financial advisors.

     The Special Committee and ValueAct engaged in extensive negotiations over price and other terms of the proposed transaction. After considering a range of alternatives and a presentation by Houlihan, Lokey that described a preliminary


______________

/8/ This proposal included a 120-day exclusive negotiation period, a termination fee of $1 million, and a stock option lockup of 19.9 percent.

range of fairness of $0.93 to $1.27 per share, the Special Committee made a counter-offer priced at $1.17./9/

     ValueAct responded on September 11, agreeing to certain aspects of the Special Committee's proposal, but offering only $1.00 per share. After further analysis, Houlihan, Lokey revised its fairness range to between $0.94 and $1.15 per share, and on September 15, the Special Committee responded by demanding $1.08 per share. After several more rounds of bidding, ValueAct stated that it would not go beyond $1.04 and, on September 26, agreement was reached at that price.

     Among the non-price conditions that the Special Committee sought was a condition to ensure that the transaction would not proceed if fewer than a majority of the shares not held by Lerdal were tendered in the first-step transaction ("Minimum Tender Condition"). ValueAct responded by proposing a minimum condition of 85 percent of the non-Lerdal shares. That level not only assures a high level of approval by the non-Lerdal stockholders but guarantees that, together with the shares to be contributed by Lerdal, the purchaser will have enough shares


______________

/9/ Additionally, the Special Committee asked for a 45-day exclusive negotiation period, a 30-day post-transaction market check, a reduction of the termination fee to $750,000, the elimination of the stock lockup, and a minimum tender condition (requiring the approval of a majority of Kenetech's disinterested shares).

to effect the second-step merger pursuant to the short-form merger statute, 8 Del. C. (S) 253./10/

     The Special Committee met on October 24 and 25 to review the final agreements. The Committee's counsel discussed the proposed agreements in detail, including the Minimum Tender Condition, the termination clause, and the post-market check mechanism. During the course of these meetings, Houlihan, Lokey made its final presentation, explained that it had narrowed its range of fairness to $0.96 to $1.13, and delivered its formal opinion that the consideration offered in the transaction was fair to the Kenetech stockholders other than Lerdal from a financial point of view. At the conclusion of its meetings, the Special Committee voted unanimously to approve the transaction and to recommend it to the full board of Kenetech. On October 25, the full board, with Lerdal abstaining, approved the merger agreement after receiving advice from the Special Committee, Houlihan, Lokey, and Potter.

     Of particular interest on this motion for preliminary injunction is Houlihan, Lokey's $0.01 per share valuation of the derivative claim, formally presented to the Special Committee on October 25, 2000. Houlihan, Lokey based its valuation of that claim on Potter's assessment of the probable outcomes of the litigation. Houlihan, Lokey also estimated the costs associated with the various outcomes


_______________

/10/ The terms of the merger agreement permit ValueAct to waive this condition but only with the written consent of Kenetech. Kenetech is, apparently, committed not to waive this condition if the level of tenders is less than 50 percent of the non-Lerdal shares.

and the likely net result to the corporation. It then created a "decision tree" that yielded the expected value. Plaintiffs have criticized Houlihan, Lokey's work for any number of reasons but have not submitted any evidence of their own valuing the litigation. I will discuss plaintiffs' criticisms of Houlihan, Lokey's work later in this opinion.

E.   Motion for Preliminary Injunction

     Plaintiffs filed a second amended and supplemental complaint on November 9, 2000, and promptly sought expedited discovery and the scheduling of a preliminary injunction hearing. Plaintiffs claim unfair dealing, arguing that the directors are "interested," the approval process for the cash out,/11/ and that Lerdal improperly affected the process./12/ Moreover, their complaint alleges several deficiencies with Kenetech's disclosures regarding the proposed merger. These relate, among other things, to (i) Christenson's alleged conflict of interest, (ii) mistakes in valuing the derivative claim, (iii) an unexplained valuation of the contingent tax liability reserve, (iv) an unexplained deduction in the valuation of overhead costs, and (v) an unexplained valuation to Kenetech's NOLs. Oral argument on the motion for a preliminary injunction was held on December 5, 2000.


______________

/11/ Plaintiffs maintain that Houlihan, Lokey's valuation of the derivative action was "devalued . . . in an improper manner."

/12/ Chiefly, plaintiffs accuse Lerdal of controlling the Special Committee, denying the Special Committee's advisors certain valuation materials or information, and acting to favor ValueAct.

                             III.  LEGAL ANALYSIS

A.   Legal Standards

     Preliminary injunctive relief will be granted only where the moving party demonstrates the following: (1) a reasonable probability of success on the merits, (2) irreparable harm if the injunction is not granted, and (3) a balance of equities in favor of granting the relief./13/ Moreover, a preliminary injunction is an extraordinary remedy, which will not issue unless it has been earned and will be denied where the remedy sought is excessive in relation to, or unnecessary to prevent, the injury threatened./14/

B.  Likelihood of Success on the Merits

     In determining the merits of plaintiffs' challenge to the directors' decision to approve the proposed transaction, I must determine the appropriate standard of review. It is not entirely clear whether I should judge plaintiffs' challenge under the standard of the business judgment rule or under the stricter standard of entire fairness. If the business judgment rule operates, it is fair to say that plaintiffs cannot meet their burden of showing a reasonable probability of success on the merits of their claim attacking the substance of the transaction. By contrast, if entire fairness is the appropriate standard of review, they can shoulder their burden


______________

/13/ Unitrin, Inc. v. American General Corp., Del. Supr., 651 A.2d 1361, 1371
(1995); SI Management L.P. v. Wininger, Del. Supr., 707 A.2d 37, 40 (1998); Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., Del. Supr., 506 A.2d 173, 179 (1986).

/14/ Ivanhoe Partners v. Newmont Mining Corp., Del. Ch., 533 A.2d 585, 600
(1987), aff'd, Del. Supr., 535 A.2d 1334 (1987).

of persuasion in the context of this motion for a preliminary injunction by showing "such a lack of fairness in the Challenged Transaction as to establish a reasonable likelihood that the defendants will be unable to meet their burden of proving fairness at trial."/15/


     1.   Business Judgment Rule
          ----------------------

     The defendants make several arguments for the application of the business judgment rule. First, they argue that the Special Committee was independent and disinterested, was properly advised, exercised due care, and acted vigorously to protect the interests of the Kenetech stockholders. In particular, defendants argue to support Morgan's independence and Christenson's lack of interest. The more difficult of these issues relates to the nature of Christenson's interest in the transaction due to his status as a defendant in the derivative litigation. Second, defendants argue that the Minimum Tender Condition is the practical equivalent of a disinterested stockholder vote and should serve to invoke the protections of the business judgment rule./16/ Plaintiffs, by contrast, argue that the entire fairness standard of review applies due to the interest of Lerdal and Christenson in the transaction and (less forcefully) Morgan's lack of independence from Lerdal.


________________

/15/ T. Rowe Price Recovery Fund, L.P. v. Rubin, Del. Ch., C.A. No. 18013, Lamb, V.C., mem. op. at 34 (June 23, 2000).

/16/ In re Wheelabrator S'holder Litig., 663 A.2d 1194, 1205 (1995).

     a.   The Special Committee

     The argument that Christenson had a disabling interest in the proposed transaction rests entirely on my decision denying the motion to dismiss the derivative litigation. There, I concluded that "the allegations of the complaint, if true, would establish that Christenson faced a 'substantial likelihood' of personal liability for breach of fiduciary duty and aiding and abetting Lerdal's breach of duty."/17/. It needs little explanation to understand that I made that finding in performing the "gatekeeper" role of the court under Rule 23.1. The matter is now in a very different posture, since the question of Christenson's interest or lack of interest in the derivative litigation can be judged on more than the allegations of the unverified complaint. In particular, the record in this proceeding includes the testimony of Laskow that Hillman did not offer and would not have sold its shares to Kenetech due to Kenetech's distressed financial condition and Hillman's need for a certain and final sale to meet its tax planning objectives. Moreover, Lerdal and Christenson (as well as other former directors) have been deposed, and, so, it is now possible to make a more informed assessment of Christenson's potential exposure in the derivative litigation.

     On the record in this proceeding, Christenson's status as a defendant in the derivative litigation is not such a material interest in the proposed transaction as to taint the Special Committee by his involvement. Not only does the record suggest


______________

/17/ Del. Ch., C.A. No. 17762, mem. op. at 17, Lamb, V.C. (July 26, 2000).

the overall weakness of the derivative claim, but it also appears more clearly that the remedy available to plaintiffs on that claim is the cancelation of the shares acquired by Lerdal. The possibility of a money judgment against Christenson and the other director defendants in the derivative litigation is exceedingly remote.

     The challenge to Morgan's independence does not, on the present record, raise a substantial concern. "Control over individual directors is established by facts demonstrating that 'through personal or other relationships the directors are beholden to the controlling person.'"/18/ Plaintiffs point to Morgan's friendship with Lerdal and the fact that Lerdal gave Morgan a summer job while he was in business school to show that Morgan lacks independence. Nevertheless, the law is clear that "[e]vidence of personal and/or business relationships does not raise an inference of self interest."/19/ There is nothing about Morgan's relationship with Lerdal to suggest that he could not exercise independent judgment, in accordance with his fiduciary duties, when acting as a member of the Special Committee./20/


______________

/18/ Odyssey Partners v. Fleming Companies, Del. Ch., 735 A.2d 386, 407 (1999) (citing Aronson v. Lewis, Del. Supr., 473 A.2d 805, 815 (1984)).

/19/State of Wisconsin Investment Board v. Bartlett, Del. Ch., C.A. No. 17727, mem. op. at 17, Steele, V.C. (Feb. 24, 2000).

/20/ Similarly, Lerdal's role in Morgan's appointment to the Kenetech board does not impair Morgan's independence. This court has held repeatedly that "[t]he fact that a company's executive chairman or a large shareholder played some role in the nomination process should not, without additional evidence, automatically foreclose a director's potential independence." In re Western Nat'l Corp. Stockholders Litig., Del. Ch., C.A. No. 15927, mem. op. at 40-1, Chandler, C. (May 22, 2000) (noting, "Directors must be nominated and elected to the board in one fashion or another"); see also Aronson, 473 A.2d at 816.

     Kenetech's investment of $5 million in a fund where Morgan was Chief Operating Officer and Chief Financial Officer also does not make Morgan dependent upon or subject to the domination of Lerdal. First, the fund at the time of the Kenetech commitment was valued at approximately $1.3 billion, and has since closed to new investors at a value in excess of $2 billion. Kenetech's commitment of $5 million to be paid over 6 years is, thus, of immaterial concern. Secondly, even if it were somehow material to Morgan's employment (about which there is no evidence), the commitment is a contractual obligation of Kenetech, not subject to Lerdal's discretion.

     Beyond the issues of interest or independence, plaintiffs are not able to mount a credible challenge to the functioning of the Special Committee. Concededly competent and independent legal and financial experts advised the committee throughout the course of its existence. The record also supports the conclusion that the committee acted deliberately and in a fully informed manner. The committee met more than twenty times and approved the final merger proposal at the conclusion of a two-day meeting at which it received reports from both its legal and financial advisors. The committee had the power to "say no" and appears to have exercised that power during the course of vigorous arm's-length negotiations with ValueAct. The committee and its advisors bargained for and obtained terms in the merger agreement that allow for an effective post-announcement market check. Finally, the Special Committee obtained and relied on an opinion from Houlihan, Lokey that $1.04 per share was fair to the Kenetech stockholders other than Lerdal from a financial point of view.

     Plaintiffs make some effort to show that the Special Committee was controlled by Lerdal and deprived by him of needed information./21/ I am satisfied that the issues they raise are not material to the decision on this motion. The committee appears to have functioned independently and diligently, and there is no reason to conclude that it or its advisors were deprived of timely access to needed information. For these reasons, I conclude that it is likely that, at the final hearing, the existence and functioning of the committee will result in the application of the deferential business judgment standard of review to the transaction at issue./22/

     b.   The Minimum Tender Condition

     Defendants argue that, because Lerdal is neither the majority nor the controlling stockholder of Kenetech, the effect of the Minimum Tender Condition (assuming full and fair disclosure) will be to invoke business judgment as the standard of review for the merger, relying on the decision of Vice Chancellor


______________

/21/ Plaintiffs point to the following: (i) an ambiguous note taken by Ubben's associate suggesting that Lerdal told him that he could control the committee,
(ii) Lerdal's having previewed ValueAct's proposal to the Special Committee to give his reaction, and (iii) the failure to provide cash flow projections even though Kenetech did not, in the ordinary course, prepare or possess such projections. On the present record, none of these matters can be thought seriously to undermine or call into question the independence or proper functioning of the Special Committee.

/22/ In re RJR Nabisco Shareholders Litig., Del. Ch., C.A. No. 10389, Allen, C. (Jan. 31, 1989).

Jacobs in Wheelabrator./23/ In other words, because the terms of the transaction condition the tender offer on its acceptance by more than 50 percent of the Kenetech shares held by persons other than Lerdal, the non-Lerdal stockholders have the power to approve or disapprove the transaction as a group, and a fully informed collective decision to approve the transaction should be given the same effect as a ratifying vote. The argument has considerable force although, before deciding the question, I would want to consider further whether the decision to tender or not is one that can be exercised without incurring the economic risk of being treated materially differently than other stockholders--a risk not associated with the right to vote./24/

     2.   Entire Fairness
          ---------------

     Plaintiffs make two arguments for the application of the entire fairness standard of review. First, they contend that the proposed transaction is an "interested" transaction since both Lerdal and Christenson have interests in it that differ from those of Kenetech or its stockholders. Second, they argue that the business judgment rule is rebutted because "there is evidence of disloyalty
 . . . [or]


______________

/23/ Del. Ch., 663 A.2d 1205.

/24/ Most obviously, shares not tendered will not be purchased in the tender offer, but only when the second-step merger is accomplished. Although the plan is to accomplish that transaction immediately after the completion of the tender offer closes, there is always some risk as to its timing and completion.

abdication of directorial duty," citing Bomarko, Inc. v. International Telecharge, Inc./25/

     Of course, Lerdal is interested in the deal, as his economic interests are aligned with ValueAct's, not Kenetech's. For reasons already discussed, however, plaintiffs have not persuaded me that Christenson likewise suffers from a disabling conflict of interest. Similarly, I cannot conclude from the existing record that Morgan, the other member of the Special Committee, was disabled from acting in the best interests of Kenetech and its stockholders or from basing his decision-making on the merits of the transaction./26/

     Similarly, plaintiffs have not carried their burden of showing such disloyalty or abdication of duty as might justify the application of the entire fairness standard at this stage of the proceeding. On the contrary, the record of the Special Committee's conduct appears, at this stage of the proceeding, fully consistent with the proper discharge of the directors' fiduciary duties of loyalty and care. Plaintiffs focus their argument largely on the derivative claim and attack both the manner in which the Special Committee and its advisors valued the claim and the disclosure of that valuation. As I will discuss later in this opinion, plaintiffs have not carried their burden of showing a reasonable likelihood of success on this aspect of their claim because they have not introduced evidence


______________

/25/ Del. Ch., C.A. No. 13052, Lamb, V.C. (Nov. 16, 1999), aff'd, Del. Supr.,
___ A.2d ___ (2000).

/26/ Aronson v. Lewis, 473 A.2d at 812.

could reasonably conclude that the method of valuing the derivative claim employed by Houlihan, Lokey was so improper and unreliable as to undermine the reliance on it by the Special Committee and the board of directors as a whole.

     3.   Summary
          -------

     Because the business judgment rule will most likely apply in evaluating the directors' consideration and approval of the proposed transaction, I conclude that plaintiffs have not carried their burden on this motion of establishing a reasonable likelihood of success on the merits of their claim challenging the substance of the proposed transaction.

C.   Adequacy of the Disclosures

     When proposing a transaction to stockholders for their consideration and approval, directors have a fiduciary obligation to provide full and fair disclosure of all material information within their control./27/ As a general rule, information is considered material if a reasonable investor would have viewed it as altering the total mix of information available./28/ Plaintiffs maintain that defendants have not provided shareholders with adequate disclosure by both omitting facts and misleading shareholders regarding several aspects of the proposed transaction with ValueAct.


______________

/27/ Stroud v. Grace, Del. Supr., 606 A.2d 75, 85 (1992).

/28/ In re Anderson Clayton Shareholder Litigation, Del. Ch., 519 A.2d 680, 690
(1986).

     After the complaint attacking the proposed transaction was filed, the defendants published extensive supplemental disclosures ("Supplemental Disclosures"), no doubt intended to moot all of plaintiffs' disclosure claims. The Supplemental Disclosures describe the allegations of the second amended complaint, and contain additional detailed information on a number of topics addressed at the scheduling conference on the instant motion. Most significantly, these address issues relating to Houlihan, Lokey's valuation work, including its valuation of the derivative claim, Christenson's personal interest arising from his status as a defendant on that claim, and the workings of the Minimum Tender Condition. Defendants also amended their SEC filings and sent them to Kenetech's stockholders, as required.

     After reviewing plaintiffs' claims, I am unpersuaded that they establish a reasonable probability of success in showing a material misstatement or omission in the disclosures made.

     1.   Christenson's Conflict
          ----------------------

     Plaintiffs argue that Christenson's conflict of interest is never fully explained in the tender offer material sent to shareholders. Kenetech's shareholders received copies of both the plaintiffs' derivative complaint as well as my opinion denying defendants' motion to dismiss. Moreover, Kenetech's
Schedule 14D-9, as supplemented, was sent to all Kenetech shareholders and discloses information regarding Christenson's status as a defendant in the derivative action, his potential liability, and his role in the approval of the proposed cash-out transaction. Also included in the amended 14D-9 was a description of the derivative litigation, and the statement, "If the Merger is consummated, then the plaintiffs may lose standing to pursue the action." The supplemental disclosures plainly state plaintiffs' concerns regarding Christenson's role on the Special Committee: "Dr. Christenson is a defendant in Kohls v. Duthie. If the Merger is consummated, the plaintiffs may lose standing to pursue the action." This is adequate disclosure.

     2.   Corporate Opportunity Claim
          ---------------------------

     The materials sent to stockholders tell them that Houlihan, Lokey valued the derivative action at $0.01 per share. Plaintiffs object both because they take issue with Houlihan, Lokey's methodologies and conclusions and because they say the disclosure materials do not adequately explain what Houlihan, Lokey did.

     In his November 22, 2000 deposition, James R. Waldo, Jr., a senior vice president of Houlihan, Lokey who performed the valuation, explained his methodology for valuing the derivative action. He arrived at his conclusion by employing a "decision tree" methodology that allowed him to calculate the expected value of the litigation by taking into account all of the factors he deemed relevant to the calculation, including the likelihood of success on the merits, attorney's fees and other costs, taxes, probability that the suit would be maintained, probability of success, and probability that the cancelation of shares or equivalent damages would be awarded if successful./29/ In preparing the valuation, Houlihan, Lokey relied on the expert advice of Potter in assessing the probabilities of events occurring. Substantially the same information is found in the Supplemental Disclosures and is adequate disclosure of what Houlihan, Lokey did.

     On its merits, the Houlihan, Lokey valuation of the derivative claim appears to be the product of a logical methodology, and plaintiffs provide no alternative to it. They cavil about details of Houlihan, Lokey's work but, on the whole, their objections do not suggest a material deficiency in the result./30/

     3.   Contingent Tax Liability Reserve
          --------------------------------

     Kenetech created this reserve (and later reduced it) in reliance on the expert advice of Arthur Andersen. In performing its valuation analysis, Houlihan, Lokey present valued the current balance sheet amount of the reserve ($10.3 million) to $4.5 million. Plaintiffs have not provided expert opinion to suggest any impropriety in the establishment of this balance sheet reserve. Likewise, they have provided no basis on which to question Houlihan, Lokey's decision to


______________

/29/ Houlihan, Lokey's analysis is as follows: canceling the shares would be worth $0.4781 per share to the remaining shareholders. With a 25 percent attorney's fee awarded and a corporate tax of 40 percent, this yields an extra $0.2152 per share. Discounting this by a 25 percent chance of success (as suggested by Potter), and a 35 to 40 percent chance that the suit would be maintained by plaintiffs, and factoring the costs associated with the litigation, the valuation of the derivative action comes to $0.0172 to $0.0151 per share.

/30/ I note one aspect of Houlihan, Lokey's valuation that might appear at odds with the objective of valuing the derivative claim to the corporation, which is the fact that Houlihan, Lokey took into account the fact that the merger, if accomplished, will result in a loss of standing on the part of plaintiffs. This appears to have caused a 60-65 percent reduction in the value of the claim since the other outcome (the maintenance of a class action) was, by definition, of no value to Kenetech. The difference in the valuation conclusion is not, however, material.

discount the amount of the liability to its present value. In the circumstances, there was no duty to make detailed disclosure about this matter./31/

     4.   The Astoria Project
          -------------------

     Astoria is an electrical utility project in Queens, New York, and is one of Kenetech's most significant assets. In response to plaintiffs' initial complaint about the limited disclosures made relating to this project and its valuation, the Supplemental Disclosures describe Houlihan, Lokey's valuation of the Astoria Project, along with a feasibility report prepared by Navigant Consulting, Inc.

     Plaintiffs continue to urge that the defendants fail to disclose that a "significant milestone was achieved when El Paso committed to fund out the rest of the development." Plaintiffs point to Ubben's testimony that a signed term sheet with El Paso exists, and to the fact that neither Morgan nor Christenson was aware of it when they were deposed. The record does not support the conclusion that this is a material omission. Even if a signed term sheet has now been received, its existence does not materially change the total mix of information about the Astoria Project. First, a term sheet is not the same thing as a contract guaranteeing financing of the project. The draft El Paso term sheet produced during discovery makes this plain, when it states as follows: "This letter is a proposal to be used as a basis for continued discussions and does not constitute a commitment,


______________

/31/ Schlossberg v. First Artists Prod., Co., Del. Ch., C.A. No. 6670, mem. op. at 11-13. Berger, V.C. (Dec. 17, 1986).

a contract or an offer to enter into a contract and does not obligate [the parties] in any manner whatsoever, except as expressly provided in the section entitled 'Binding Terms' herein." Moreover, the valuation ascribed to the Astoria Project during the course of negotiations reflects an expectation that a term sheet for financing would be obtained and, more importantly, that that financing would eventually be arranged, along with the satisfaction of numerous other financial or regulatory hurdles to the completion of the project.

     Plaintiffs also complain that Houlihan, Lokey's valuation of the Astoria Project disclosures in the supplemental disclosures (a range of $0.20 to $0.31 per share), ascribes a lower value to the project than a $0.576 per share value they say is found in a report prepared by director Winn. Defendants, however, correctly answer that this higher, undisclosed value was merely the highest of three reviewed by Winn and is an asset value figure that does not properly account for associated liabilities.

     5.   Other Matters
          -------------

     Plaintiffs also complain that there is no disclosure that Houlihan, Lokey reduced to zero its valuation of Kenetech's NOLs but provide no expert valuation to counter Houlihan, Lokey's conclusion. Defendants' expert gave a reason why the NOLs were reduced to zero, and there is no basis in the record for me to conclude that defendants' expert acted inappropriately. I am similarly unable to assess the merits of plaintiffs' claim that additional disclosure is required to explain the difference between Houlihan, Lokey's estimation of overhead costs and those of ValueAct.

D.   Irreparable Injury

     I also conclude that plaintiffs have not demonstrated that the proposed cash-out transaction will cause them to suffer irreparable harm. As this court stated in State v. Delaware State Educational Association, "It is not necessary that the injury be beyond the possibility of repair by money compensation but it must be of such a nature that no fair and reasonable redress may be had in a court of law and that to refuse the injunction would be a denial of justice."/32/ While plaintiffs will likely lose standing to maintain the derivative claim once the merger is effected, it will be possible to value that claim in the context of an appraisal action./33/ As this court has held before, loss of standing to bring a derivative action is not irreparable harm./34/

     Moreover, should plaintiffs prove that the disclosures disseminated by the defendants were materially incomplete or misleading, plaintiffs will be entitled to maintain their direct action to seek money damages. Because I cannot now conclude that they are being asked to make decisions regarding the transaction on


______________

/32/ Del. Ch., 326 A.2d 868, 875 (1974).

/33/ Bomarko v. International Telecharge, Inc., Del. Ch., C.A., No. 13052, mem. op. at 5, Berger, V.C. (May 16, 1994); In re Radiology Assocs., Inc. Litig., Del. Ch., C.A. No. 9001, mem. op. at 33-34, Chandler, V.C. (May 16, 1990).

/34/ Porter v. Texas Commerce Bancshares, Inc., Del. Ch., C.A. No. 9114, mem. op. at 15-16, Allen, C. (Oct. 12, 1989).

the basis of improper disclosures, there is no irreparable harm in putting them to the decision of how to respond to the proposed transaction.

E.   Balancing of the Equities

     Finally, in balancing the equities, defendants and Kenetech's other stockholders are threatened with real injury if this transaction is enjoined. Kenetech is a small company seeking to go private. Apart from the proposed ValueAct transaction, no other potential premium transaction has emerged over the last several years despite Kenetech's search for strategic alternatives. This court is understandably cautious when the issuance of an injunction "would deprive . . . shareholders of the benefits of [a] merger transaction without offering them any realistic prospect of a superior alternative, or for that matter, any alternative."/35/

     In light of the full disclosures made by the corporation, as well as protective mechanisms of the 85 percent Minimum Tender Condition, I see no reason why shareholders should not be the final authority on whether this cash-out transaction takes place.


______________

/35/ Wheelabrator, mem. op. at 20.

                                IV.  CONCLUSION

     For all of the foregoing reasons, the motion for preliminary injunction will be denied. IT IS SO ORDERED.


                                    /s/ Stephen P. Lamb
                                    -------------------
                                    Vice Chancellor